UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE TO TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

CASTLIGHT HEALTH, INC.

(Name of Subject Company (Issuer))

CARBON MERGER SUB, INC.

(Offeror)
A wholly owned subsidiary of

VERA WHOLE HEALTH, INC.

(Parent of Offeror)

TRUTH HOLDINGS MIDCO, INC.

TRUTH HOLDINGS TOPCO, INC.

TRUTH HOLDINGS, L.P.

TRUTH HOLDINGS GP, LLC

CLAYTON, DUBILIER & RICE FUND XI, L.P.

(Other Persons)
(Names of Filing Persons (identifying status as Offeror, Issuer or Other Person))

CLASS A COMMON STOCK, PAR VALUE $0.0001 PER SHARE CLASS B COMMON STOCK, PAR VALUE $0.0001 PER SHARE (Title of Class of Securities) 14862Q100 (CUSIP Number of Class of Securities)
Ryan Schmid c/o Vera Whole Health, Inc. 1201 Second Avenue, Suite 1400 Seattle, WA 98101 (206) 395-7870
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Richard J. Campbell, P.C.
Kevin W. Mausert, P.C.
Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, Illinois 60654
(312) 862-2000

and

David M. Klein, P.C.
Tobias Schad
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
(212) 446-4800

CALCULATION OF FILING FEE
Transaction Valuation(1)	Amount of Filing Fee(2)
$368,380,106.65	$34,644.80

(1)Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by adding the sum of (i) (A) 28,393,960 shares of Class A common stock, par value $0.0001 per share (the “Class A Shares”) and (B) 135,270,830 shares of Class B common stock, par value $0.0001 per share (the “Class B Shares” and, together with Class A Shares, the “Shares”), of Castlight Health, Inc., a Delaware corporation (“Castlight”), issued and outstanding multiplied by the offer price of $2.05 per Share, (ii) 15,284,623 Class B Shares issuable pursuant to outstanding restricted stock unit awards multiplied by the offer price of $2.05 per Share, (iii) 748,200 Class B Shares issuable pursuant to outstanding performance stock unit awards multiplied by the offer price of $2.05 per Share (based on 75% of the number of Class B Shares underlying such performance stock unit awards), and (iv) the net offer price for options to purchase 4,215,100 Class B Shares with an exercise price less than $2.05 per Class B Share (which is calculated by multiplying the number of Class B Shares underlying such in-the-money stock options by an amount equal to $2.05 per Class B Share minus the weighted average exercise price of $1.39 per Class B Share). The foregoing share figures have been provided by Castlight and are as of January 12 2022, the most recent practicable date.

(2)The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2022 beginning on October 1, 2021, issued August 22, 2021, by multiplying the transaction value by 0.0000927.

☐Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒Third-party tender offer subject to Rule 14d-1.

☐Issuer tender offer subject to Rule 13e-4.

☐Going-private transaction subject to Rule 13e-3.

☐Amendment to Schedule 13D under Rule 13d-2.

Check the appropriate boxes below to designate any transactions to which the statement relates:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is being filed by (i) Vera Whole Health, Inc., a Delaware corporation (“Parent”), (ii) Carbon Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), (iii) Truth Holdings Midco, Inc., (iv) Truth Holdings Topco, Inc., (v) Truth Holdings, L.P., (vi) Truth Holdings GP, LLC and (vii) Clayton, Dubilier & Rice Fund XI, L.P. Purchaser is a wholly owned subsidiary of Parent and Parent is controlled by certain investment funds advised by Clayton, Dubilier & Rice, LLC (“CD&R”). This Schedule TO relates to the tender offer for all of the issued and outstanding shares of Class A common stock, par value $0.0001 per share, (which we refer to as “Class A Shares”) and shares of the Class B common stock, par value $0.0001 per share, (which we refer to as “Class B Shares,” together with Class A Shares, the “Shares”) of Castlight Health, Inc., a Delaware corporation (“Castlight”), at a price of $2.05 per Share, net to the seller in cash, without interest and subject to any required withholding taxes (the “Offer Price”), upon the terms and conditions set forth in the offer to purchase, dated January 19, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), a copy of which is attached as Exhibit (a)(1)(B).

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2. Subject Company Information.

(a)    The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Castlight Health, Inc.

150 Spear Street, Suite 400, San Francisco, California, 94105. Castlight’s telephone number is (415) 829-1400.

(b)    This Schedule TO relates to the Offer by Purchaser to purchase all of the issued and outstanding Shares. According to Castlight, as of the close of business on January 12, 2022, there were (i) (A) 28,393,960 shares of Class A common stock, par value $0.0001 per share (the “Class A Shares”) and (B) 135,270,830 shares of Class B common stock, par value $0.0001 per share (the “Class B Shares” and, together with Class A Shares, the “Shares”), of Castlight Health, Inc., a Delaware corporation (“Castlight”), issued and outstanding, (ii) 15,284,623 Class B Shares issuable pursuant to outstanding restricted stock unit awards, (iii) 748,200 Class B Shares issuable pursuant to outstanding performance stock unit awards (based on 75% of the number of Class B Shares underlying such performance stock unit awards), (iv) options to purchase 4,215,100 Class B Shares with an exercise price less than $2.05 per Class B Share and (v) 5,065,414 Class B Shares reserved for issuance pursuant to Castlight’s 2014 Employee Stock Purchase Plan.

(c)    The information set forth under the caption THE TENDER OFFER - Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)-(c)    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER - Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto.

Item 4. Terms of the Transaction.

(a)    The information set forth in the Offer to Purchase is incorporated herein by reference, including the following sections incorporated herein by reference:

SUMMARY TERM SHEET

INTRODUCTION

THE TENDER OFFER - Section 1 (“Terms of the Offer”)

THE TENDER OFFER - Section 2 (“Acceptance for Payment and Payment for Shares”)

THE TENDER OFFER - Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER - Section 4 (“Withdrawal Rights”)

THE TENDER OFFER - Section 5 (“Material United States Federal Income Tax Consequences”)

THE TENDER OFFER - Section 10 (“Background of the Offer; Past Contacts or Negotiations with Castlight”)

THE TENDER OFFER - Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER - Section 12 (“Purpose of the Offer; Plans for Castlight”)

THE TENDER OFFER - Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER - Section 15 (“Certain Conditions of the Offer”)

THE TENDER OFFER - Section 19 (“Miscellaneous”)

Subsections (a)(1)(ix) and (xi) and (a)(2)(vi) are not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a), (b)    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

INTRODUCTION

THE TENDER OFFER - Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto

THE TENDER OFFER - Section 10 (“Background of the Offer; Past Contacts or Negotiations with Castlight”)

THE TENDER OFFER - Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER - Section 12 (“Purpose of the Offer; Plans for Castlight”)

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

INTRODUCTION

THE TENDER OFFER - Section 12 (“Purpose of the Offer; Plans for Castlight”)

(c) (1)-(7) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

INTRODUCTION

THE TENDER OFFER - Section 10 (“Background of the Offer; Past Contacts or Negotiations with Castlight”)

THE TENDER OFFER - Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER - Section 12 (“Purpose of the Offer; Plans for Castlight”)

THE TENDER OFFER - Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER - Section 14 (“Dividends and Distributions”)

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b), (d)    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER - Section 9 (“Source and Amount of Funds”)

Item 8. Interest in Securities of the Subject Company.

(a), (b)    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER - Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER - Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER - Section 10 (“Background of the Offer; Past Contacts or Negotiations with Castlight”)

THE TENDER OFFER - Section 18 (“Fees and Expenses”)

Item 10. Financial Statements.

(a)    Not applicable.

(b)    Not applicable.

Item 11. Additional Information.

(a)    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER - Section 10 (“Background of the Offer; Past Contacts or Negotiations with Castlight”)

THE TENDER OFFER - Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER - Section 12 (“Purpose of the Offer; Plans for Castlight”)

THE TENDER OFFER - Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER - Section 15 (“Certain Conditions of the Offer”)

THE TENDER OFFER - Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(c)    The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 19, 2022.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement, as published in the New York Times on January 19, 2022.

(a)(5)(A)

Joint Press Release issued by Vera Whole Health, Inc. and Castlight Health, Inc. dated January 5, 2022 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by Castlight Health, Inc. on January 5, 2022). https://www.sec.gov/Archives/edgar/data/1433714/000119312522002297/d271003dex991.htm

(a)(5)(B)	Press Release issued by Vera Whole Health, Inc., dated January 19, 2022.
(b)(1)	Equity Commitment Letter, dated January 4, 2022 from Clayton, Dubilier & Rice Fund XI, L.P. and accepted and agreed to by Vera Whole Health, Inc.

(d)(1)

Agreement and Plan of Merger, dated January 4, 2022, by and among Vera Whole Health, Inc., Carbon Merger Sub, Inc. and Castlight Health, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Castlight Health, Inc. on January 5, 2022). https://www.sec.gov/Archives/edgar/data/1433714/000119312522002297/d271003dex21.htm

(d)(2)

Form of Tender and Support Agreement, dated as of January 4, 2022, by and among Vera Whole Health, Inc., Carbon Merger Sub, Inc., and the stockholders party thereto. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by Castlight Health, Inc. on January 5, 2022). https://www.sec.gov/Archives/edgar/data/1433714/000119312522002297/d271003dex101.htm

(d)(3)	Non-Disclosure Agreement between Castlight Health, Inc. and Clayton, Dubilier & Rice, LLC, dated May 11, 2021.

(g)	None.
(h)	None.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2022

CARBON MERGER SUB, INC.
By:	/s/ Ryan Schmid
Name:	Ryan Schmid
Title:	President and Chief Executive Officer

VERA WHOLE HEALTH, INC.
By:	/s/ Ryan Schmid
Name:	Ryan Schmid
Title:	President and Chief Executive Officer

TRUTH HOLDINGS MIDCO, INC.
By:	/s/ Daniel Malconian
Name:	Daniel Malconian
Title:	Vice President

TRUTH HOLDINGS TOPCO, INC.
By:	/s/ Daniel Malconian
Name:	Daniel Malconian
Title:	Vice President

TRUTH HOLDINGS, L.P.
By:	/s/ Daniel Malconian
Name:	Daniel Malconian
Title:	Vice President

TRUTH HOLDINGS GP, LLC
By:	/s/ Daniel Malconian
Name:	Daniel Malconian
Title:	Vice President

CLAYTON, DUBILIER & RICE FUND XI, L.P.
By:	CD&R Associates XI, L.P.
Its:	General Partner

By:	CD&R Investment Associates XI, L.P.
Its:	General Partner

By:	/s/ Rima Simson
Name:	Rima Simson
Title:	Vice President, Treasurer, and Secretary

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes and appoints each of Daniel Malconian, signing singly, the undersigned’s true and lawful attorney-in-fact to: (i) execute for and on behalf of the undersigned, the Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934 on Schedule TO (the “Schedule TO”) of Castlight Health, Inc., a Delaware corporation (the “Company”), any and all amendments thereto, and to file the Schedule TO, any and all such amendments, supplements, exhibits and documents thereto required in connection therewith with the Securities and Exchange Commission; (ii) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule TO and timely file such form with the United States Securities and Exchange Commission and any stock exchange in which the Class A Common Stock and Class B Common Stock of the Company is listed on, if any; and (iii) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 19th day of January, 2022.

CARBON MERGER SUB, INC.
By:	/s/ Ryan Schmid
Name:	Ryan Schmid
Title:	President and Chief Executive Officer

VERA WHOLE HEALTH, INC.
By:	/s/ Ryan Schmid
Name:	Ryan Schmid
Title:	President and Chief Executive Officer

TRUTH HOLDINGS MIDCO, INC.
By:	/s/ Daniel Malconian
Name:	Daniel Malconian
Title:	Vice President

TRUTH HOLDINGS TOPCO, INC.
By:	/s/ Daniel Malconian
Name:	Daniel Malconian
Title:	Vice President

TRUTH HOLDINGS, L.P.
By:	/s/ Daniel Malconian
Name:	Daniel Malconian
Title:	Vice President

TRUTH HOLDINGS GP, LLC
By:	/s/ Daniel Malconian
Name:	Daniel Malconian
Title:	Vice President

CLAYTON, DUBILIER & RICE FUND XI, L.P.
By:	CD&R Associates XI, L.P.
Its:	General Partner

By:	CD&R Investment Associates XI, L.P.
Its:	General Partner

By:	/s/ Rima Simson
Name:	Rima Simson
Title:	Vice President, Treasurer, and Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 19, 2022.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement, as published in the New York Times on January 19, 2022.

(a)(5)(A)

Joint Press Release issued by Vera Whole Health, Inc. and Castlight Health, Inc. dated January 5, 2022 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by Castlight Health, Inc. on January 5, 2022). https://www.sec.gov/Archives/edgar/data/1433714/000119312522002297/d271003dex991.htm

(a)(5)(B)	Press Release issued by Vera Whole Health, Inc., dated January 19, 2022.
(b)(1)	Equity Commitment Letter, dated January 4, 2022 from Clayton, Dubilier & Rice Fund XI, L.P. and accepted and agreed to by Vera Whole Health, Inc.

(d)(1)

Agreement and Plan of Merger, dated January 4, 2022, by and among Vera Whole Health, Inc., Carbon Merger Sub, Inc. and Castlight Health, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Castlight Health, Inc. on January 5, 2022). https://www.sec.gov/Archives/edgar/data/1433714/000119312522002297/d271003dex21.htm

(d)(2)

Form of Tender and Support Agreement, dated as of January 4, 2022, by and among Vera Whole Health, Inc., Carbon Merger Sub, Inc., and the stockholders party thereto. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by Castlight Health, Inc. on January 5, 2022). https://www.sec.gov/Archives/edgar/data/1433714/000119312522002297/d271003dex101.htm

(d)(3)	Non-Disclosure Agreement between Castlight Health, Inc. and Clayton, Dubilier & Rice, LLC, dated May 11, 2021.

(g)	None.
(h)	None.